Breezer Ventures Inc.

2416 Main Street, Suite 117

Vancouver, BC

Canada V5T 3E2

Phone: (604) 787-0715

October 4, 2006

Via Mail and Facsimile to 202-772-9206

John Reynolds, Assistant Director

Securities and Exchange Commission

100 F. Street North East

Washington, DC

USA 20549

Re: Breezer Ventures Inc.

Amendment No. 4 to Registration Statement on Form SB-2

Filed July 26, 2006

File No. 333-129229

Dear Mr. Reynolds

We have reviewed your comment letter and have taken every effort to respond accurately and fully to meet your satisfaction. Provided below is our point by point response to your comments. If you should have any further questions, please feel free to contact Breezer Ventures Inc. directly at the numbers provided above.

General

1.    Please find our disclosure revised throughout the prospectus to indicate that the securities in this offering will be offered and sold at a fixed price for the duration of the offering.

2.   Please find list of exhibits updated to include the updated accountant's consent.

3.  Please find a set of updated financial statements and an updated accountants' consent included with the revised prospectus.

Sincerely,

Angeni Singh

President